FORUM CAPITAL SECURITIES LLC
(A wholly - owned subsidiary of FCP Holdings LLC)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

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SEC FILE NUMBER
8-53364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Forum Capital Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

E Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

477 Madison Avenue, 6th Floor, PMB #6819

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deborah O'Dea	(212) 290-1787	dodea@forumcp.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower, LLC

(Name - if individual, state last, first, and middle name)

517 Route 1, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

09/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey M. Stem _____ z swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Forum Capital Securities LLC _____ f as of 12/31 _____ , 223 t is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



x A Notary Public State of Florida
Elena Cedeno
Commlasion
Ex.-. *3/3/2026

Notary Public

Signature:

Title:
Managing Member

This filing contains (check all applicable boxes):**

- ≤ (a) Statement of financial condition.
- m (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-l or 17 CFR 240.18a-l, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-l, 17 CFR 240.18a-l, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- m (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- .in (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-le or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FORUM CAPITAL SECURITIES LLC
(A wholly - owned subsidiary of FCP Holdings LLC)

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
B (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Forum Capital Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Forum Capital Securities LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2024

Miami • Los Angeles • Cayman Islands

FORUM CAPITAL SECURITIES LLC
(A wholly - owned subsidiary of FCP Holdings LLC)
STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash	$	663,186
Investment banking fees receivable		4,560,951
Due from Parent		88,876
Other assets		5,078
Total Assets	$_	5,318,091

LIABILIITES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	21,772
Deferred revenue		41,666
Total Liabilities		63,438
Member's Equity		5,254,653
Total Liabilities and Member's Equity	$	5,318,091

See accompanying notes to statement of financial conditon.

FORUM CAPITAL SECURITIES LLC

(A wholly - owned subsidiary of FCP Holdings LLC)

NOTES TO FINANCIAL STATEMENT
December 31, 2023

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1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), both effective September 6, 2001. The Company's business is primarily comprised of investment banking fees for private placement services, and strategic advisory services in connection with private placement of securities. The Company operates from an office located in New York, NY.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company recognizes revenues in accordance with ASC *606, Revenue from Contracts with Customers.* The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services, all according to customer agreements.

Private placement fees are typically recognized upon the "successful" closing of the underlying securities placement transaction. At that point, the Company has satisfied its performance obligations; the transaction price is known or estimable; and the Company has determined that collection is probable.

The Company may receive retainer and progress payments during the course of its private placement engagements. If such payments represent an advance on the success fee, revenue is recognized upon the successful placement closing. If such payments represent separate fees, revenue is recognized upon the Company's completion of its performance obligations per the customer agreement.

The Company recognizes revenue on advisory services engagements as the Company completes its performance obligations stated in the customer agreement, subject to the Company's determination that collection is probable.

Investment Banking Fees Receivable

At December 31, 2023, Investment banking fees receivable amounted to $4,560,951; primarily consisting of private placement success fees. These receivables are due for payment under the terms of the customer agreements as follows: 2024 - $2,608,854: and 2025 - $1,952,097. The Company has the option to charge interest on long-term receivable balances, which it did not exercise during the year ended December 31, 2023.

The Company concluded that no allowance for credit losses was required at December 31, 2023 based upon its assessment of the receivable balances in accordance with *ASC 326, Financial Instruments - Current Expected Credit Losses ("CECL").* This standard requires the immediate recognition of estimated credit losses expected over the life of the financial asset.

FORUM CAPITAL SECURITIES LLC
(A wholly - owned subsidiary of FCP Holdings LLC)
NOTES TO FINANCIAL STATEMENT
December 31, 2023

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2. **Summary of significant accounting policies (continued)**

The Company's collectability evaluation using the CECL framework considered factors such as historical experience, credit quality, age of balances, current and forecasted economic conditions, as well as other matters that reasonably affected the expectation of collectability. Based upon this broad CECL review, the Company's best judgment was that the receivables balance at December 31, 2023 was fully collectable.

Lease

The Company accounts for its lease agreements in accordance with ASG *842 Leases.* For the year ended December 31, 2023, the Company had no lease agreements subject to ASC *842.* The Company elected the option under ASC *842* to exclude leases with original terms of 12 months or less. The lease cost of such short-term leases is recognized on a straight-line basis.

Income Taxes

The Company is a single member limited liability company and treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code provides that the Company's income or loss is passed through to the member for income tax purposes. The Company is subject to the New York City Unincorporated Business Tax ("UBT"), which the Parent files on a consolidated basis and passes along the Company's applicable share.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

The Company's tax returns are subject to examination by federal, New York State, and New York City tax authorities in accordance with the normal statute of limitations, which are generally three years from the filing date, meaning tax years 2020 through 2023 are open as of December 31, 2023. No tax examinations occurred during the year ended December 31, 2023.

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. **Fair value of financial instruments**

Financial instruments including investment banking fees receivable are carried at amounts that approximate fair value due to generally negligible credit risk and the interest charge option. See Note 2.

FORUM CAPITAL SECURITIES LLC
(A wholly - owned subsidiary of FCP Holdings LLC)
NOTES TO FINANCIAL STATEMENT
December 31, 2023

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4. **Net capital requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Further, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was $599,748 which was $594,748 in excess of its minimum requirement of $5,000. The Company's ratio of aggregate indebtedness to capital was 0.11 to 1.

5. **Related party transactions**

Pursuant to a services agreement, the Parent provides various services on behalf of the Company. The Company reimburses the Parent for all expenses which the Broker-Dealer retains a direct or indirect benefit. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays the Parent. A schedule of expenses to be reimbursed is prepared on a monthly basis. At December 31, 2023, the Company was due $88,876 from the Parent under the services agreement, which is included in Due from Parent on the accompanying Statement of Financial Condition.

6. **Concentrations**

The Company periodically maintains significant cash balances in a single financial institution, which at times may exceed federally insured limits. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2023, approximately 87.5% of revenues earned were from two customers and 99.9% of all Investment banking fees receivable at December 31, 2023 were from these two customers.

7. **Profit Sharing 401(k) Plan**

The Parent maintains a defined contribution retirement plan under Internal Revenue Code Section 401(k). Employees are eligible to contribute a specified percentage of their salary, not to exceed the statutory limit, to the plan. The Parent made employer contributions for the Company in the amount of $12,000 on behalf of its employees to the plan in accordance with the plan document. Such amount is included in the services agreement.

8. **Subsequent Events**

The Company has evaluated subsequent events through the date the financial statement was issued. For the period from January 1, 2024 through February 28, 2024, there were $670,000 in capital withdrawals.

No other material subsequent events occurred during this period that were required to be recognized or disclosed in the Company's financial statement.